Exhibit 99.1

Bäst på mat
ICA
KVANTUM
KVANTUM
PLAN 1
ICA KVANTUM
Välkomm

Q2 | 2016

INTERIM REPORT
JANUARY–JUNE

CITYCON

Q2/2016	02

Citycon Q2: Stable results,

cost savings programme implemented

APRIL–JUNE 2016

—	Gross rental income increased to EUR 62.2 million (Q2/2015: 46.6) mainly due to the acquisition of Norwegian shopping centre company Sektor Gruppen AS (Sektor) in July 2015. Gross rental income of Citycon’s Norwegian operations amounted to EUR 20.9 million. The acquisition also increased net rental income by EUR 18.1 million.
—	EPRA Earnings increased by EUR 8.4 million, or 27.9%, to EUR 38.7 million especially due to the acquisition of the Norwegian operations. EPRA Earnings per share (basic) was EUR 0.043 (EUR 0.047).
—	Earnings per share was EUR 0.04 (EUR 0.06). The decrease resulted mainly from higher net financing expenses, deferred taxes and higher number of shares.
—	The company specifies its guidance relating to EPRA Operating profit, EPRA Earnings and EPRA Earnings per share.

JANUARY–JUNE 2016

—	Gross rental income increased to EUR 125.4 million (Q1–Q2/2015: 92.6) mainly due to the acquisition of Sektor. Gross rental income of Citycon’s Norwegian operations amounted to EUR 41.6 million. The acquisition also increased net rental income by EUR 36.4 million.
—	EPRA Earnings increased by EUR 17.2 million, or 29.9%, to EUR 74.6 million especially due to the Norwegian acquisition. EPRA Earnings per share (basic) decreased slightly to EUR 0.084 (0.090) due to the substantially higher number of shares.
—	Earnings per share (basic) increased to EUR 0.11 (0.10). The increase was mainly a result of higher fair value gains.

KEY FIGURES
		Q2/2016	Q2/2015	%2)	Q1–Q2/2016	Q1–Q2/2015	%2)	2015
Net rental income	MEUR	57.0	42.6	33.9	112.2	82.3	36.3	199.6
Direct Operating profit 3)	MEUR	50.5	37.6	34.3	98.4	72.5	35.8	175.4
Earnings per share (basic) 1)	EUR	0.04	0.06	-24.1	0.11	0.10	9.0	0.14
Fair value of investment properties	MEUR	4,110.0	2,819.6	45.8	4,110.0	2,819.6	45.8	4,091.6
Loan to Value (LTV) 3)%		45.4	41.5	9.5	45.4	41.5	9.5	45.7
EPRA based key figures 3)
EPRA Earnings	MEUR	38.7	30.2	27.9	74.6	57.5	29.9	130.8
EPRA Earnings per share (basic) 1)	EUR	0.043	0.047	-8.5	0.084	0.090	-7.0	0.173
EPRA NAV per share	EUR	2.80	2.99	-6.3	2.80	2.99	-6.3	2.74

1)	Calculated with the issue-adjusted number of shares resulting from the rights issue completed in July 2015.
2)	Change from previous year. Change-% is calculated from exact figures.
3)	New ESMA (European Securities and Markets Authority) guidelines on alternative performance measures are effective for the financial year 2016. Citycon presents alternative performance measures, such as EPRA performance measures and loan to value, to reflect the underlying business performance and to enhance comparability between financial periods. Alternative performance measures presented in this report should not be considered as a substitute for measures of performance in accordance with the IFRS.

CEO, MARCEL KOKKEEL:

The first half of 2016 showed stable financial results driven by the good performance in Sweden and Norway. Despite the weaker economic environment in Finland we still see good tenant demand for high quality properties. Our like-for-like net rental income including Norway and Kista Galleria was 0.9%.

The solid demand for prime properties is reflected in our leasing success in Iso Omena where we signed an agreement with Zara, the first and only one in the western Helsinki area. We have been successful in attracting appealing fashion, design and restaurant brands to Iso Omena that, so far, have exclusively been featured in central Helsinki. The first phase of Iso Omena, to be opened in mid-August, is now 95% pre-let.

Q2/2016	03

The integration of the Norwegian operations has proceeded well and is completed. We have been able to achieve much better results than initially targeted. During the quarter, we completed a cost savings programme of EUR 5 million through further reorganisation measures and synergies. The savings, to be achieved in 2017, are in addition to the already materialised administrative cost savings in Norway of approximately EUR 1.5 million.

We successfully continued the recycling of capital in line with our strategy to focus on urban, grocery-anchored shopping centres. During 2016, we have divested a shopping centre in Tallinn and a portfolio of five assets in Finland for a total value of EUR 100 million, both above their IFRS fair value. Citycon aims to divest an additional EUR 200–250 million of non-core assets, mainly in Finland, within the coming 1–2 years.

1. NET RENTAL INCOME GROWTH THROUGH THE ACQUISITION OF NORWEGIAN OPERATIONS

Citycon’s net rental income increased by 36.3% and was EUR 112.2 million (82.3). The increase was mainly attributable to the acquisition of Norwegian operations, which contributed to Citycon’s net rental income growth by EUR 36.4 million. The acquisition balanced out the impact of divestments, as divestments lowered net rental income by EUR 7.3 million. On the contrary, on-going and completed (re)development projects increased net rental income by a total of EUR 0.5 million.

The like-for-like net rental income growth including the like-for-like performance for the Norwegian operations and Kista Galleria was 0.9%. Citycon’s standard like-for-like portfolio definition, based on EPRA’s recommendations, does not include Norway and Kista Galleria and represents only 42.2% of total portfolio at period end. For the standard like-for-like portfolio, gross rental income decreased by EUR 1.1 million, or 2.0%, and net rental income decreased respectively by EUR 0.5 million, or 1.1%. Like-for-like property operating expenses were 1.9% lower than previous year, the decrease deriving from strict cost management.

Citycon’s net rental income from Finnish operations decreased by 9.5% compared to the previous year and totalled EUR 44.0 million (48.7). This was mainly a result of divestments of non-core assets in 2015 and 2016 which lowered net rental income by EUR 5.1 million. In addition, net rental income for the like-for-like portfolio decreased by EUR 1.0 million, or 4.2%, mainly due to the challenging retail environment in Finland. On the contrary, on-going and completed (re)development projects (e.g. IsoKristiina) increased net rental income by EUR 1.2 million.

Citycon’s Norwegian operations contributed to the result in Q1–Q2/2016 by a gross rental income of EUR 41.6 million and net rental income of EUR 36.4 million, in line with our expectations. All the Norwegian properties are included in the acquisition portfolio until held by Citycon throughout two full preceding reporting periods.

The company’s net rental income from Swedish operations decreased by 4.6% to EUR 18.9 million (19.8) mainly due to divestments executed in 2015. For the like-for-like portfolio, net rental income increased by EUR 0.7 million, or 4.5% mainly due to new and renegotiated lease agreements especially in Liljeholmstorget Galleria.

Net rental income from the Baltics and Denmark operations decreased by 8.7% compared to the previous year and came to EUR 12.6 million (13.8). This was mainly due the start of a refurbishment project in shopping centre Kristiine and like-for-like properties decrease by EUR -0.2 million, or -2.9%, which mainly resulted from the increased competition. In addition, the divestment of shopping centre Magistral decreased net rental income by EUR -0.6 million.

NET RENTAL INCOME AND GROSS RENTAL INCOME BREAKDOWN

			Net rental income				Gross rental
MEUR	Finland	Norway	Sweden	Baltics and Denmark	Other	Total	income, total
Q1–Q2/2015	48.7	-	19.8	13.8	0.0	82.3	92.6
Acquisitions	0.3	36.4	-	0.3	-	37.0	42.1
(Re)development projects	1.2	-	0.0	-0.7	-	0.5	0.3
Divestments	-5.1	-	-1.6	-0.6	-	-7.3	-8.6
Like-for-like properties 1)	-1.0	-	0.7	-0.2	-	-0.5	-1.1
Other (incl. exchange rate differences)	0.0	-	0.0	0.0	0.2	0.2	0.1
Q1–Q2/2016	44.0	36.4	18.9	12.6	0.2	112.2	125.4

1)	Like-for-like properties are properties held by Citycon throughout two full preceding periods. Therefore, the Norwegian properties are not included in the like-for-like figures. Like-for-like properties exclude also properties under (re)development or extension and undeveloped lots.

Q2/2016	04

LIKE-FOR-LIKE NET RENTAL INCOME GROWTH

 %

The width of each column refers to the weight of the business unit in the like-for-like portfolio.

1)	Citycon’s ownership in Kista Galleria is 50%, but management follows it as if it was fully consolidated. The adjusted total including Kista Galleria 50% would be 0.7%.

2. OCCUPANCY REMAINED HIGH

The economic occupancy rate for Citycon’s property portfolio increased by 30 bps during the second quarter of 2016. The improvement resulted mostly from the decreased vacancies in the Finnish and Swedish shopping centre properties.

Total sales in Citycon’s shopping centres increased by 3% and footfall by 1% compared to the corresponding period previous year. The increase in sales was mostly due to completed (re)development projects and positive sales development in like-for-like shopping centres in Sweden. Total sales in Norway increased by 3% while footfall decreased by 2% mostly due to a closed grocery store in one property which is going to be refurbished.

ECONOMIC OCCUPANCY RATE BY COUNTRY

%

LIKE-FOR-LIKE SHOPPING CENTRE SALES 1)	LIKE-FOR-LIKE SHOPPING CENTRE FOOTFALL 1)

The width of each column is weighted by the sales or footfall of the business unit.

1)	Sales and footfall figures include estimates. Sales figures exclude VAT.

Q2/2016	05

At period-end, Citycon had a total of 4,054 (4,214) leases, of which the average remaining length was 3.2 (3.3) years.

The average rent per sq.m. for the Citycon portfolio increased during the first half of the year to EUR 22.4 (22.2). The challenging retail environment in Finland and increased competition in Estonia resulted in decreased year-to-date leasing spread of -8.3% for renewals and re-lettings. Including Kista Galleria, the leasing spread for renewals and re-lettings was -6.2%.

LEASE PORTFOLIO SUMMARY
		30 June 2016	30 June 2015	31 December 2015
Number of leases	pcs	4,054	3,063	4,214
Average rent 1)	EUR/sq.m.	22.4	21.9	22.2
Finland	EUR/sq.m.	25.1	23.0	24.1
Norway	EUR/sq.m.	21.2	-	21.5
Sweden 1)	EUR/sq.m.	21.1	19.9	21.0
Baltics and Denmark	EUR/sq.m.	20.4	21.1	20.4
Average remaining length of lease portfolio	years	3.2	3.2	3.3
Occupancy cost ratio 2)%		8.7	9.2	8.9

1)	Comparison figures harmonised in Sweden.
2)	The rolling twelve month occupancy cost ratio for like-for-like shopping centres.

LEASING ACTIVITY
		Q1–Q2/2016	Q1–Q2/2015	2015
Number of leases started during the period	pcs	515	392	895
Total area of leases started 1)	sq.m.	110,765	73,962	173,301
Average rent of leases started 1)	EUR/sq.m.	20.3	21.5	23.2
Number of leases ended during the period	pcs	646	492	1,114
Total area of leases ended 1)	sq.m.	173,646	94,141	278,984
Average rent of leases ended 1)	EUR/sq.m.	20.3	20.5	20.1
Leasing spread, renewals and re-lettings	%	-8.3	-	-

1)	Leases started and ended do not necessarily refer to the same premises.

ANNUALISED POTENTIAL RENTAL VALUE 1)
MEUR	30 June 2016	30 June 2015	31 December 2015
Finland	128.0	150.8	136.3
Norway 2)	107.9	-	101.9
Sweden 2)	57.5	61.9	57.3
Baltics and Denmark	28.7	32.1	31.9
Total	322.2	244.8	327.4

1)	Includes annualised base rent and maintenance charge based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Comparison figures harmonised.

NET RENTAL YIELD 1)
%	30 June 2016	30 June 2015	31 December 2015
Finland	5.7	6.1	5.8
Norway 2)	5.4	-	2.7
Sweden	5.2	5.7	5.6
Baltics and Denmark	7.3	8.0	7.6
Average	5.7	6.2	5.9

1)	Based on the net rental income from 12 months period divided by the fair value of investment properties. Includes the value of unused building rights.
2)	Net rental yield 2.7% at the end of the year 2015 is based on the net rental income from 6 months period divided by the fair value of investment properties.

Q2/2016	06

3. ACQUISITION OF NORWEGIAN OPERATIONS SUPPORTED EPRA EARNINGS GROWTH

Administrative expenses totalled EUR 14.8 million (11.2). The increase of EUR 3.6 million was mainly driven by the acquisition of the Norwegian operations. For standing assets the increase in administrative expenses mainly related to higher depreciation resulting from recent IT investments including lease management system upgrade. At the end of June, Citycon Group employed a total of 325 (151) persons, of whom 88 worked in Finland, 166 in Norway, 58 in Sweden, 9 in Estonia, 3 in the Netherlands and 1 in Denmark. Cost saving program didn’t yet impact the headcount.

Operating profit came to EUR 132.9 million (75.1), being higher than in the previous year due to the higher fair value gains and the acquisition of the Norwegian operations.

Net financial expenses year-to-date increased by EUR 10.2 million compared to the corresponding period last year to EUR 26.5 million (16.3) despite a lower average interest rate, due to the acquisition of the Norwegian operations and the resulting higher debt level.

Share of profit of joint ventures totalled EUR 3.8 million (7.3). The decrease came mainly from lower fair value gain in Kista.

Profit for the period came to EUR 95.3 million (62.1). The increase was mainly a result of higher fair value gains.

4. PROPERTY PORTFOLIO INCREASED IN VALUE

The fair value of investment properties increased by EUR 18.4 million to EUR 4,110.0 million (31 December 2015: 4,091.6). Investments increased the value of properties by EUR 76.3 million, while the divestments of shopping centre Magistral and Finnish property portfolio decreased the fair value by EUR 94.2 million. A property in Norway, a total of EUR 19.7 million, was moved to investment properties held for sale. Changes in exchange rates increased value of properties by EUR 24.9 million, and fair value gains were EUR 31.0 million.

PROPERTY PORTFOLIO SUMMARY
30 June 2016	No. of properties	Gross leasable area	Fair value, MEUR	Portfolio, %	Weighted average yield requirement	Weighted average market rents
Shopping centres, Finland	20	392,140	1,555.7	38	-	-
Other retail properties, Finland	4	27,150	65.6	2	-	-
Finland, total	24	419,290	1,621.3	39	5.8	29.4
Shopping centres, Norway	20	405,300	1,395.9	34	-	-
Rented shopping centres, Norway 1)	2	18,200	-	-	-	-
Norway, total	22	423,500	1,395.9	34	5.2	22.2
Shopping centres, Sweden 2)	8	216,400	732.7	18	-	-
Other retail properties, Sweden	1	11,600	21.1	1	-	-
Sweden, total	9	228,000	753.9	18	5.3	25.6
Shopping centres, Baltics and Denmark	3	119,600	338.9	8	-	-
Baltics and Denmark	3	119,600	338.9	8	6.7	20.2

Shopping centres, total	53	1,151,640	4,023.2	98	-	-
Other retail properties, total	5	38,750	86.7	2	-	-
Total	58	1,190,390	4,110.0	100	5.6	25.5

1)	Value of rented properties is recognised within intangible rights based on IFRS rules.
2)	Excludes Kista Galleria.

Q2/2016	07

The fair value change of investment properties amounted to EUR 31.0 million (3.0). The company recorded a total value increase of EUR 61.8 million (35.7) and a total value decrease of EUR 30.8 million (32.7).

FAIR VALUE CHANGES
MEUR	Q2/2016	Q2/2015	Q1–Q2/2016	Q1–Q2/2015
Finland	-6.9	-14.3	-15.2	-17.0
Norway	0.2	-	24.3	-
Sweden	12.9	14.6	21.8	18.1
Baltics and Denmark	-1.6	1.6	0.2	2.0
Total	4.7	1.8	31.0	3.0

VALUATION YIELD DEVELOPMENT

%

Jones Lang LaSalle’s (JLL) Valuation Statement for the period-end is available on Citycon’s website.

5. CONTINUED DIVESTMENTS OF NON-CORE ASSETS

During the quarter, Citycon successfully continued its divestment strategy by selling a non-core portfolio of five supermarket and shop properties in Finland for EUR 74 million. The sales price was above the IFRS fair value for the properties.

Since the publication of its strategy update in July 2011, the company has divested 49 non-core properties and four residential portfolios for a total value of EUR 350 million. Citycon aims to divest an additional EUR 200–250 million of non-core assets, mainly in Finland, within the coming 1–2 years.

ACQUISITIONS AND DIVESTMENTS Q1–Q2/2016

				Gross leasable	Price,
		Location	Date	area, sq.m.	MEUR
Divestments
Magistral	Shopping centre	Tallinn, Estonia	29 February	11,800	24.0
Portfolio transaction 1)	Retail properties	Finland	29 April	46,800	74.0
Divestments, total				58,600	98.0

1)	Including five supermarket and shop properties in Finland: Sinikalliontie 1 KOy (Espoo), Kontulan Asemakeskus KOy (Helsinki), Lentolan Perusyhtiö Oy (Kangasala), Lillinkulma KOy (Kaarina), Länsi-Keskus KOy (Espoo).

Q2/2016	08

6. (RE)DEVELOPMENT PROJECTS PROGRESSED – PRE-LEASING OF ISO OMENA AT HIGH LEVEL

At the end of the reporting period, the company had two major (re)development projects underway: the extension and (re)development of Iso Omena in Espoo and the Mölndal Galleria project in Gothenburg.

The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, totals approximately EUR 250 million. The first phase (part A) of the project, covering a EUR 120 million investment, is carried out in partnership with NCC. Citycon will purchase NCC’s share at completion. The pre-leasing for the first phase increased to 95% during the period. The first phase will open on schedule in August 2016 despite the fact that Länsimetro has informed that the metro will be delayed from its planned opening in August until approximately the end of 2016. The financial impact of the delay is not material for Citycon.

The tenant demand for the new Mölndal Galleria shopping centre has been strong and pre-leasing was 60% at the end of the period. Citycon will purchase joint venture partner NCC’s 50% share after the project is completed.

In addition to the (re)development projects listed below Citycon has several ongoing refurbishments in e.g. Myyrmanni, Kristiine, Stovner Senter, Kilden Senter, Kongssenteret, Buskerud Storsenter and Down Town.

Further information on the company’s completed, ongoing and planned (re)developments can be found in the Annual and Sustainability Report 2015.

(RE)DEVELOPMENT PROJECTS COMPLETED IN 2016 AND IN PROGRESS ON 30 JUNE 2016

	Location	Area before and after project completion, sq.m.	Expected gross investment, MEUR 1)	Actual gross investments by 30 June 2016, MEUR	Completion
Iso Omena	Helsinki area, Finland	63,300/99,000	182.0 (250.0)	121.5	Q3/2016 and Q2/2017
Mölndal Galleria	Gothenburg, Sweden	-/24,000	60.0 (120.0)	21.2	Q2/2018
Porin Asema-aukio	Pori, Finland	18,800/23,000	40.0	25.8	Q2/2017
Stenungstorg Centrum	Gothenburg area, Sweden	36,400/41,400	18.0	17.9	Completed Q2/2016

1)	The number in brackets reflects Citycon’s total investment in the project including agreed buyouts of JV shares.

7. CAPITAL EXPENDITURE

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 100.6 million (66.3).

CAPITAL EXPENDITURE
MEUR	Q1-Q2/2016	Q1-Q2/2015
Acquisitions of properties	0.0	0.6
Acquisitions of and investments in joint ventures	23.5	19.4
Property development	76.3	45.2
Goodwill and other investments	0.7	1.0
Total capital expenditure incl. acquisitions	100.6	66.3

Capital expenditure by segment
Finland	58.8	49.7
Norway	17.1	-
Sweden	23.9	15.1
Baltics and Denmark	0.2	0.5
Group administration	0.5	1.1
Total capital expenditure incl. acquisitions	100.6	66.3

Divestments 1)	94.5	5.5

1)	Excluding transfers into ‘Investment properties held for sale’ -category.

8. SHAREHOLDERS’ EQUITY

Equity per share increased to EUR 2.57 (31 December 2015: 2.52), mainly due to profit for the period and a translation gain of EUR 16.3 million. On the other hand, dividends and equity return of EUR 66.7 million decreased equity per share.

At period-end, shareholders’ equity attributable to parent company’s shareholders was EUR 2,289.3 million (1,629.3). This figure increased from the end of 2015 (2,245.5) by EUR 43.8 million due to the above mentioned reasons.

Q2/2016	09

9. FINANCING

During the first half of 2016, no new financing transactions were entered into on Group level, but in the largest joint venture company Kista Galleria, the bank term loan facility was refinanced in June. The new loan facility was signed with three lending banks for five years and at lower interest rate than the old facility. As the debt of Kista Galleria is not consolidated on Group level, this does not affect any of the reported debt related key ratios.

KEY FINANCING FIGURES
		30 June 2016	30 June 2015	31 December 2015
Interest bearing debt, fair value	MEUR	2,055.5	1,286.4	2,037.1
Available liquidity	MEUR	384.6	343.6	377.1
Average loan maturity	years	5.0	5.3	5.5
Loan to Value (LTV) 1), 2)%		45.4	41.5	45.7
Equity ratio (financial covenant > 32.5)%		48.5	52.0	48.3
Interest cover ratio (financial covenant > 1.8)	x	3.6	4.0	3.8
Solvency ratio (financial covenant < 0.65 )	x	0.41	0.41	0.45
Secured solvency ratio (financial covenant < 0.25)	x	0.03	0.00	0.03

1)	In the Q2/2016 LTV calculation a EUR 40 million prepayment in other receivables is taken into account.
2)	LTV formula: (Interest-bearing liabilities - cash and cash equivalents / Fair value of investment properties + properties held for sale + investments in joint ventures ) x 100.

INTEREST-BEARING DEBT

The fair value of interest-bearing debt increased year-on-year by EUR 769.1 million to EUR 2,055.5 million. The weighted average loan maturity decreased to 5.0 years, as there were no new debt transactions.

BREAKDOWN OF LOANS

%

DEBT MATURITIES

MEUR

Q2/2016	10

FINANCIAL EXPENSES

The year-to-date net financial expenses increased by EUR 10.2 million compared to the corresponding period last year to EUR 26.5 million (16.3) despite a lower average interest rate, due to the acquisition of the Norwegian operations and the resulting higher debt level. The financial expenses for the first half of 2016 include EUR 0.9 million of indirect financial expenses relating to fair value revaluations of the cross-currency swaps which are not under IFRS hedge accounting. The financial income mainly consists of the interest income on the loan to Kista Galleria.

The period-end weighted average interest rate decreased year-on-year as a result of several debt refinancing transactions last year at lower margins, and also due to even lower market interest rates.

FINANCIAL EXPENSES
		Q1–Q2/2016	Q1–Q2/2015	2015
Financial expenses	MEUR	-31.5	-20.1	-60.6
Financial income	MEUR	5.0	3.8	8.3
Net financial expenses	MEUR	-26.5	-16.3	-52.3
Weighted average interest rate, incl. interest rate swaps	%	3.02	3.10	3.04
Year-to-date weighted average interest rate, incl. interest rate swaps	%	3.13	3.39	3.37

FINANCIAL RISK MANAGEMENT

Citycon uses interest rate swaps to hedge the floating interest rate risk exposure. According to the treasury policy, the currency transaction risk exposure with profit and loss impact is fully hedged through currency forwards and cross-currency swaps that convert EUR debt into SEK and NOK debt.

FINANCIAL RISK MANAGEMENT
		Q2/2016	Q2/2015	Q4/2015
Average interest-rate fixing period	years	4.6	4.7	5.0
Interest rate hedging ratio	%	84.6	81.5	84.8

10. BUSINESS ENVIRONMENT

The macroeconomic environment in Citycon’s operating countries remained unchanged during the second quarter of 2016. The countries are still on diverging macroeconomic courses: the business environment in Norway, Sweden, Estonia and Denmark remains strong or relatively strong, while the Finnish economy is showing weaker growth.

In 2016, the European Commission forecasts Euro area GDP growth to reach 1.6%. Sweden and Estonia are showing stronger growth figures than the Euro area average while Norway and Denmark are predicted to grow slightly below the Euro area forecast. The GDP growth for Finland is still expected to remain modest, although the trend is positive also in Finland. Finland’s GDP growth is dependent on domestic demand, structural reforms and recovery of the country’s stagnating export markets.

BUSINESS ENVIRONMENT KEY FIGURES

%	Finland	Norway	Sweden	Estonia	Denmark	Euro area
GDP growth forecast for 2016	0.7	1.2	3.4	1.9	1.2	1.6
Unemployment, May 2016	9.0	4.6	7.2	6.4	6.1	10.1
Retail sales growth, Jan–May 2016	0.4	3.0	4.5	6.0	-1.0	1.6

Sources: European Commission, Eurostat, Statistics Finland/Norway/Sweden/Estonia/Denmark

Q2/2016	11

The unemployment rates in all Citycon’s operating countries remain below the Euro area average (10.1%). During the first half of 2016 consumer confidence levels have stayed stable in Citycon’s operating countries, however, with a positive trend in Finland. The consumer confidence levels in Finland, Sweden and Denmark remain positive, while the consumer confidence in Norway, Estonia and on average in Euro area is still slightly negative. (Source: Eurostat) Consumer prices have remained relatively unchanged compared to the previous year in all Citycon’s operating countries apart from Norway where prices have increased. (Source: Statistics Finland/Norway/Sweden/Estonia/Denmark)

Retail sales growth for the first five months of 2016 has been strong in Estonia, Sweden and Norway, mildly positive in Finland, but negative in Denmark. (Source: Statistics Finland/Norway/Sweden/Estonia/Denmark)

In Finland and in Norway prime rents are forecasted to remain unchanged in 2016. In Sweden, prime shopping centre rents are forecasted to increase during the year while in Estonia downwards pressure on rents has increased due to intensifying competition. (Source: JLL)

In Finland the demand for prime properties is strong and the demand for secondary properties has increased. In Norway the investment market is expected to remain active and yields to remain stable in the short-term. In Sweden the investors’ risk-taking has changed to more opportunistic direction and besides prime shopping centres, also yields for secondary shopping centres have decreased. Prime yields are also expected to continue decreasing in Estonia. (Source: JLL)

11. SUSTAINABILITY

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. Citycon’s sustainability strategy was updated in 2014 and Citycon has set ambitious targets that extend to 2020.

Citycon has launched an extensive project to introduce BREEAM In-Use certificates for its shopping centres. 72% of Citycon’s shopping centres, measured by value, had acquired the certification at period end. Citycon now boasts the largest shopping centre portfolio with BREEAM In-Use certification in the Nordic countries.

EPRA has acclaimed Citycon’s Annual and Sustainability Report as one of the best in the industry for four years in a row. Citycon was also honoured with the Green Star status in the GRESB (Global Real Estate Sustainability Benchmark) in September 2015. Citycon is globally among the top ten percent of all reviewed companies. Citycon’s sustainability strategy, targets and measures are described in detail in the Annual and Sustainability Report 2015.

12. RISKS

The company’s core risks and uncertainties, along with its main risk management actions and principles, are described in detail in the Annual and Sustainability Report 2015 and in the Financial Statements 2015.

Citycon’s Board of Directors believes there have been no material changes to the key risk areas outlined in the Annual and Sustainability Report 2015. The main risks are associated with property values, leasing, development projects, operations, environment and people and the availability and cost of financing.

Q2/2016	12

GOVERNANCE

13. GENERAL MEETING

Citycon’s Annual General Meeting (AGM) was held in Helsinki on 16 March 2016. The AGM adopted the company’s Financial Statements for the financial year 2015 and discharged the members of the Board of Directors and the Chief Executive Officer from liability. The AGM decided that a dividend of EUR 0.01 per share be distributed for the financial year 2015 and that the shareholders are paid an equity repayment of EUR 0.0275 per share from the invested unrestricted equity fund. The Board of Directors was also authorised to decide in its discretion on the distribution of assets from the invested unrestricted equity fund for a maximum of EUR 0.1125 per share. The authorisation is valid until the opening of the next AGM.

All General Meeting decisions are reported on the company’s website at www.citycon.com/agm2016 where also meeting minutes of the General Meeting is available.

14. DIVIDEND AND EQUITY REPAYMENT

Citycon’s dividend paid in 2016 for the financial year 2015 and equity repayment in 2016:

Dividends and equity repayments paid on 30 June 2016
Dividend (record date 18 March 2016, payment date 29 March 2016) 1)	EUR/share	0.01
Equity repayment (record date 18 March 2016, payment date 29 March 2016) 1)	EUR/share	0.0275
Equity repayment Q2 (record date 22 June 2016, payment date 30 June 2016) 2)	EUR/share	0.0375

Board’s authorisation remaining for equity repayments 3)
Equity repayments Q3 and Q4 in total maximum	EUR/share	0.0750
- equity repayment Q3 (possible payment date 30 September 2016)
- equity repayment Q4 (possible payment date 30 December 2016)

1)	AGM 2016 decision.

2)	AGM 2016 authorised the Board to decide on the distribution of assets from the invested unrestricted equity fund. The amount to be distributed based on the authorisation shall not exceed EUR 0.1125 per share.

3)	Unless the Board of Directors decides otherwise for a justified reason, the authorisation granted by AGM 2016 can be used to distribute equity repayment three times. Following equity repayment of 30 June 2016 the payment dates of the possible further equity repayments in 2016 will be on 30 September 2016 and 30 December 2016. The equity repayment will be paid to a shareholder registered in the company’s shareholders’ register maintained by Euroclear Finland Ltd on the record date for the equity repayment. The Board of Directors will decide on the record date in connection with each equity repayment decision. Citycon shall make separate announcements of such Board resolutions.

Q2/2016	13

15. SHARES, SHARE CAPITAL AND SHAREHOLDERS

The company has a single series of shares, with each share entitling to one vote at General Meeting of shareholders. The shares have no nominal value.

SHARE CAPITAL AND SHARES
		Q1–Q2/2016	Q1–Q2/2015%		2015
Share capital at period-start	MEUR	259.6	259.6	-	259.6
Share capital at period-end	MEUR	259.6	259.6	-	259.6

Number of shares at period-start		889,992,628	593,328,419	50.0	593,328,419
Number of shares at period-end		889,992,628	593,328,419	50.0	889,992,628

SHARE PRICE AND TRADING
		Q1–Q2/2016	Q1–Q2/2015%		2015
Low	EUR	1.98	2.24	-11.6	2.13
High	EUR	2.39	3.24	-26.2	3.24
Average	EUR	2.18	2.78	-21.6	2.53
Latest	EUR	2.05	2.24	-8.5	2.40
Market capitalisation at period-end	MEUR	1,824.5	1,995.4	-8.6	2,136.0

Number of shares traded	million	75.2	73.1	2.9	158.3
Value of shares traded	MEUR	163.1	202.3	-19.4	400.2

During January–June 2016, there were no changes in the company’s share capital.

At the end of June 2016, Citycon had a total of 10,343 (7,483) registered shareholders, of which nine were account managers of nominee-registered shares.

SHAREHOLDERS

30 June 2016

Details of the most significant registered shareholders of the company and of the distribution of ownership can be found on page FS71 of the Financial Statements 2015.

Q2/2016	14

BOARD AUTHORISATIONS

In addition to the asset distribution authorisation of the Board of Directors as explained in the section 14 above and in the Note 11, the Board of Directors of the company had two valid authorisations at the period-end granted by the AGM held on 16 March 2016:

●	Board of Directors may decide on an issuance of a maximum of 85 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Companies Act, which corresponded to approximately 9.55% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2017.

●	Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 50 million shares, which corresponded to approximately 5.61% of all the shares in the company at the period-end. The authorisation is valid until the close of the next AGM, however, no longer than until 30 June 2017.

During January–June 2016, Citycon did neither use its authorisations to issue shares or special rights entitling to shares nor repurchase own shares.

OWN SHARES

During the reporting period, the company or its subsidiaries held no shares in the company.

SHARE-RELATED EVENTS

Shareholder agreements

Gazit-Globe Ltd. and Canada Pension Plan Investment Board European Holdings S.à r.l (CPPIBEH) have signed an agreement regarding certain governance matters relating to Citycon on 12 May 2014. Further information on the agreement between Gazit-Globe Ltd. and CPPIBEH is available on the company’s website at www.citycon.com/shareholder-agreements.

The company has no knowledge of any other shareholder agreements.

Q2/2016	15

INCENTIVE PLANS

Long-term Share-based Incentive Plans

On 10 February 2015, the Board of Directors of Citycon decided on two long-term share-based incentive plans for the Group key employees, a performance share plan 2015 and a restricted share plan 2015.

As a consequence of the rights issue carried out in June–July 2015 and to allow inclusion of new key employees into the plan in February 2016, the Board of Directors of the company adjusted the amount of the maximum reward under the performance share plan 2015 in accordance with the terms and conditions of the plan. Based on these adjustments, the maximum total number of shares that can be granted under the performance share plan 2015 is 4,300,000 shares at the period-end.

The rewards to be paid on the basis of the restricted share plan 2015 correspond to the value of an approximate maximum total of 500,000 shares.

Further information and the terms and conditions of both incentive plans are available on the company’s website at www.citycon.com/remuneration.

Stock Option Plan 2011

Citycon’s Board of Directors decided on 3 May 2011 to issue stock options to the key personnel of the company and its subsidiaries.

In accordance with the terms and conditions of the stock option plan 2011 the maximum total number of stock options which could be granted during years 2011–2015 was 7,250,000.

SHARE SUBSCRIPTION PRICES, RATIOS AND DISTRIBUTED STOCK OPTIONS 2011 ON 30 JUNE 2016

Option category	Subscription price1)	Subscription ratio	Distributed options	Number of shares which can be subscribed with the distributed options
2011A–D(I)	2.5380 (2.7820)	2.0169 (1,3446)	2,250,000	4,538,025
2011A–D(II)	2.6075 (2.8862)	2.0169 (1,3446)	1,910,000	3,852,279
2011A–D(III)	2.2703 (2.3804)	2.0169 (1,3446)	2,025,000	4,084,222
Total			6,185,000	12,474,526

1)	Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

SHARE SUBSCRIPTION PERIODS OF STOCK OPTIONS 2011
Option category	2011A(I–III)	2011B(I–III)	2011C(I–III)	2011D(I–III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The stock option plan 2011 and its terms and conditions are presented in further detail in the Note 31. A of the Financial Statements 2015. The terms and conditions of the 2011 stock options in their entirety are available on the company’s website at www.citycon.com/options.

16. EVENTS AFTER THE REPORTING PERIOD

No material events after the reporting period.

Q2/2016	16

17. OUTLOOK

The company specifies its outlook. Citycon forecasts the 2016 Direct Operating profit to change by EUR 17 to 26 million (previously 16–30) and EPRA Earnings to change by EUR 11 to 20 million (previously 9–23) from previous year. Additionally, the company expects EPRA EPS (basic) to be EUR 0.1575–0.1725 (previously 0.155–0.175).

The specified outlook acknowledges the impact of the completed non-core portfolio divestment in Finland as well as the weaker Norwegian krone and the impact of the metro delay in Iso Omena. These estimates are also based on the existing property portfolio as well as on the prevailing level of inflation, the EUR-SEK and EUR-NOK exchange rates, and current interest rates. Premises taken offline for planned or ongoing (re)development projects reduce net rental income during the year.

18. FINANCIAL CALENDAR

Interim report Jan–Sept 2016                               20 October around 9 a.m.

Helsinki, 13 July 2016

Citycon Oyj

Board of Directors

For further information, please contact:

Eero Sihvonen, Executive VP and CFO

Tel. +358 50 557 9137

eero.sihvonen@citycon.com

Henrica Ginström, VP, IR and Communications

Tel. +358 50 554 4296

henrica.ginstrom@citycon.com

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total EUR 4.7 billion and with market capitalisation of close to EUR 2 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Norway and Sweden. Citycon has also established a foothold in Denmark.

Citycon has investment-grade credit ratings from Moody’s (Baa1) and Standard & Poor’s (BBB). Citycon Oyj’s share is listed in Nasdaq Helsinki.

www.citycon.com

Q2/2016	17

EPRA performance measures

Citycon applies to the best practices policy recommendations of EPRA (European Public Real Estate Association) for financial reporting. More information about EPRA’s performance measures is available in Citycon’s Financial Statements 2015 in section “EPRA performance measures”.

EPRA PERFORMANCE MEASURES

		Q2/2016	Q2/2015	%	Q1–Q2/2016	Q1–Q2/2015	%	2015
EPRA Earnings	MEUR	38.7	30.2	27.9	74.6	57.5	29.9	130.8
EPRA Earnings per share (basic)1)	EUR	0.043	0.047	-8.5	0.084	0.090	-7.0	0.173
EPRA NAV per share	EUR	2.80	2.99	-6.3	2.80	2.99	-6.3	2.74
EPRA NNNAV per share	EUR	2.42	2.64	-8.2	2.42	2.64	-8.2	2.46

1)	Calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015. The following tables present how EPRA Performance Measures are calculated.

EPRA EARNINGS
MEUR		Q2/2016	Q2/2015%		Q1–Q2/2016	Q1–Q2/2015%		2015
Earnings in IFRS Consolidated Statement of Comprehensive Income		37.3	35.1	6.1	94.6	62.1	52.3	108.8
-/+ Net fair value gains/losses on investment property		-4.7	-1.8	157.7	-31.0	-3.0	-	-7.3
+/- Net gains/losses on sale of investment property		-3.5	0.0	-	-3.5	0.4	-	17.1
+ Transaction costs related to business combinations and investment property disposals		-	0.0	-	-	0.0	-	7.5
+ Indirect other operating expenses		-	-	-	-	-	-	9.2
+/- Fair value losses/gains of financial instruments		0.3	-0.8	-138.6	0.9	0.4	92.7	1.7
+ Early close-out costs of debt and financial instruments		-	-	-	-	-	-	4.4
+/- Fair value losses/gains and other indirect items of joint ventures and associated companies		1.0	-3.1	-133.4	-2.0	-6.1	-66.7	-16.9
+/- Change in deferred taxes arising from the items above		8.1	0.7	-	15.1	4.0	275.3	5.8
+/- Non-controlling interest arising from the items above		0.1	0.1	-55.7	0.6	-0.3	313.0	0.5
EPRA Earnings		38.7	30.2	27.9	74.6	57.5	29.9	130.8
Issue-adjusted average number of shares	million	890.0	636.9	39.7	890.0	636.9	39.7	755.5
EPRA Earnings per share (basic) 1)	EUR	0.043	0.047	-8.5	0.084	0.090	-7.0	0.173

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

Q2/2016	18

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

MEUR	Q2/2016	Q2/2015%		Q1-Q2/2016	Q1-Q2/2015%		2015
Net rental income	57.0	42.6	33.9	112.2	82.3	36.3	199.6
Direct administrative expenses 2)	-7.3	-5.6	29.1	-14.8	-11.2	32.3	-27.0
Direct other operating income and expenses 2)	0.8	0.6	19.3	1.0	1.3	-27.0	2.7
Direct operating profit	50.5	37.6	34.3	98.4	72.5	35.8	175.4
Direct net financial income and expenses	-12.7	-7.9	59.6	-25.6	-15.9	61.5	-46.2
Direct share of profit/loss of joint ventures and associated companies	0.8	0.7	15.4	1.7	1.2	50.2	2.6
Direct current taxes	0.0	-0.1	-	-0.2	-0.1	54.3	-0.4
Direct deferred taxes	0.1	0.1	21.9	0.4	0.1	193.4	0.6
Direct non-controlling interest	0.0	-0.2	-	-0.1	-0.3	-81.8	-1.1
EPRA Earnings	38.7	30.2	27.9	74.6	57.5	29.9	130.8
EPRA Earnings per share (basic) 1) EUR	0.043	0.047	-8.5	0.084	0.090	-7.0	0.173

1)	Calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.
2)	In the first quarter of 2016, managed center related administrative costs and rented center contract value amortization have been reclassified from administrative expenses to other operating income and expenses (EUR 0.8 million in Q2/2016, EUR 2.1 million in Q1–Q2/2016, and EUR 2.3 million in 2015. In Q1–Q2/2015 there were no expenses to be reclassified.).

EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

	30 June 2016			30 June 2015			31 December 2015
		Number of shares on the balance sheet	per share,		Number of shares on the balance sheet	per share,		Number of shares on the balance sheet	per share,
	MEUR	date (1,000)	EUR	MEUR	date (1,000)	EUR	MEUR	date (1,000)	EUR
Equity attributable to parent company shareholders	2,289.3	889,993	2.57	1,629.3	593,328	2.75	2,245.5	889,993	2.52
Deferred taxes from the difference of fair value and fiscal value of investment properties	302.6	889,993	0.34	135.6	593,328	0.23	288.3	889,993	0.32
Goodwill as a result of deferred taxes	-110.6	889,993	-0.12	-	593,328	-	-106.6	889,993	-0.12
Fair value of financial instruments	8.4	889,993	0.01	6.9	593,328	0.01	7.9	889,993	0.01
Net asset value (EPRA NAV)	2,489.7	889,993	2.80	1,771.9	593,328	2.99	2,435.1	889,993	2.74

Deferred taxes from the difference of fair value and fiscal value of investment properties	-302.6	889,993	-0.34	-135.6	593,328	-0.23	-288.3	889,993	-0.32
Goodwill as a result of deferred taxes	110.6	889,993	0.12	-	593,328	-	106.6	889,993	0.12
The difference between the secondary market price and fair value of bonds 1)	-135.2	889,993	-0.15	-65.0	593,328	-0.11	-59.8	889,993	-0.07
Fair value of financial instruments	-8.4	889,993	-0.01	-6.9	593,328	-0.01	-7.9	889,993	-0.01
EPRA NNNAV	2,154.1	889,993	2.42	1,564.3	593,328	2.64	2,185.8	889,993	2.46

1)	When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds are different from this secondary market price. The difference between the secondary market price and the fair value of the bonds was EUR 135.2 million (65.0) as of 30 June 2016.

Q2/2016	19

Condensed Consolidated Interim Financial

Statements 1 January–30 June 2016

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, IFRS

MEUR		Notes	Q2/2016	Q2/2015%		Q1–Q2/ 2016	Q1–Q2/ 2015%		2015
Gross rental income 1)		4	62.2	46.6	33.5	125.4	92.6	35.4	223.9
Service charge income 1)			20.2	13.6	48.2	40.2	27.6	45.5	71.7
Property operating expenses			-25.1	-17.2	45.9	-52.9	-37.4	41.5	-94.6
Other expenses from leasing operations			-0.2	-0.4	-41.6	-0.6	-0.6	1.6	-1.4
Net rental income		4	57.0	42.6	33.9	112.2	82.3	36.3	199.6
Administrative expenses 2)			-7.3	-5.6	29.1	-14.8	-11.2	32.2	-34.5
Other operating income and expenses 2)			0.8	0.6	19.3	1.0	1.3	-27.0	-6.4
Net fair value gains on investment property		4	4.7	1.8	157.7	31.0	3.0	-	7.3
Net gains on sale of investment property			3.5	0.0	-	3.5	-0.4	-	-17.1

Operating profit		4	58.6	39.4	48.8	132.9	75.1	76.9	148.9

Net financial income and expenses			-13.0	-7.1	81.7	-26.5	-16.3	62.4	-52.3
Share of profit of joint ventures and associated companies			-0.2	3.8	-106.5	3.8	7.3	-48.2	19.4
Profit/loss before taxes			45.4	36.0	26.0	110.2	66.1	66.7	116.0
Current taxes			0.0	-0.1	-	-0.2	-0.1	54.3	-0.4
Deferred taxes			-7.9	-0.5	-	-14.7	-3.9	278.1	-5.1
Profit for the period			37.5	35.4	5.9	95.3	62.1	53.5	110.4

Profit attributable to
Parent company shareholders			37.3	35.1	6.1	94.6	62.1	52.3	108.8
Non-controlling interest			0.2	0.2	-30.3	0.7	0.0	-	1.6

Earnings per share attributable to parent company shareholders
Earnings per share (basic) 3)	EUR	5	0.04	0.06	-24.1	0.11	0.10	9.0	0.14
Earnings per share (diluted) 3)	EUR	5	0.04	0.06	-24.3	0.11	0.10	8.7	0.14

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net gains/losses on cash flow hedges			0.8	0.5	56.9	-2.9	0.4	-	-0.3
Income taxes relating to cash flow hedges			-0.2	-0.1	56.7	0.6	-0.1	-	0.1
Share of other comprehensive income of joint ventures and associated companies			1.8	0.3	-	1.8	0.0	-	-0.5
Exchange gains/losses on translating foreign operations			2.4	2.2	9.4	16.3	5.2	211.4	-28.1
Net other comprehensive income to be reclassified to profit or loss in subsequent periods			4.9	3.0	65.8	15.8	5.5	187.0	-28.9
Other comprehensive income for the period, after taxes			4.9	3.0	65.8	15.8	5.5	187.0	-28.9

Total comprehensive profit/loss for the period			42.4	38.3	10.5	111.0	67.6	64.3	81.5

Total comprehensive profit/loss attributable to
Parent company shareholders			42.2	38.1	10.8	110.4	67.6	63.3	79.9
Non-controlling interest			0.2	0.3	-34.8	0.7	0.0	-	1.6

1)	Citycon changed its income statement format to exclude turnover row and to reclassify maintenance rents (EUR 10.6 million in the second quarter of 2015, EUR 21.4 million in Q1–Q2/2015 and EUR 53.4 million in 2015) from the gross rental income to service charges during the last quarter of financial year 2015.
2)	In the first quarter of 2016, managed center related administrative costs and rented center contract value amortization have been reclassified from administrative expenses to other operating income and expenses (EUR 0.8 million in Q2/2016, EUR 2.1 million in Q1–Q2/2016, and EUR 2.3 million in 2015. In Q1–Q2/2015 there were no expenses to be reclassified.).
3)	Calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

Q2/2016	20

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS

MEUR	Note	30 June 2016	30 June 2015	31 December 2015
ASSETS

Non-current assets
Investment properties	6	4,110.0	2,819.6	4,091.6
Goodwill		175.0	-	171.5
Investments in joint ventures and associated companies		272.2	212.5	269.0
Intangible and tangible assets, and other non-current assets		28.6	6.6	31.3
Deferred tax assets		5.0	8.0	10.3
Total non-current assets		4,590.8	3,046.8	4,573.6

Investment properties held for sale	7	21.3	13.8	1.7

Current assets
Derivative financial instruments	9, 10	2.2	0.2	7.7
Trade and other current assets		89.5	67.3	53.4
Cash and cash equivalents	8	24.6	13.6	27.9
Total current assets		116.3	81.0	89.1

Total assets	4	4,728.4	3,141.6	4,664.4

SHAREHOLDERS’ EQUITY AND LIABILITIES

Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-8.4	-6.9	-7.9
Invested unrestricted equity fund	11	1,297.1	752.2	1,354.9
Retained earnings	11	609.9	493.4	507.8
Total equity attributable to parent company shareholders		2,289.3	1,629.3	2,245.5
Non-controlling interest		0.7	1.5	0.0
Total shareholders’ equity		2,290.0	1,630.9	2,245.5

Long-term liabilities
Loans		1,727.3	1,163.7	1,855.3
Derivative financial instruments and other non-interest bearing liabilities	9, 10	15.2	7.9	8.6
Deferred tax liabilities		304.4	136.4	292.1
Total long-term liabilities		2,047.0	1,308.0	2,155.9

Short-term liabilities
Loans		315.2	112.7	167.9
Derivative financial instruments	9, 10	1.2	39.8	5.4
Trade and other payables		75.1	50.3	89.6
Total short-term liabilities		391.5	202.7	262.9

Total liabilities	4	2,438.4	1,510.7	2,418.8

Total liabilities and shareholders’ equity		4,728.4	3,141.6	4,664.4

Q2/2016	21

CONDENSED CONSOLIDATED CASH-FLOW STATEMENT, IFRS

MEUR	Note	Q1–Q2/2016	Q1–Q2/2015	2015
Cash flow from operating activities
Profit before taxes		110.2	66.1	116.0
Adjustments to profit before taxes		-9.7	7.1	54.7
Cash flow before change in working capital		100.5	73.2	170.7
Change in working capital		-7.9	-10.3	-10.4
Cash generated from operations		92.6	62.9	160.3

Paid interest and other financial charges 1)		-33.1	-27.8	-49.4
Interest income and other financial income received		1.2	0.6	1.1
Current taxes paid		-0.4	-0.3	-0.2
Net cash from operating activities		60.3	35.4	111.8

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6, 7	0.0	-0.2	-526.0
Capital expenditure on investment properties, investments in joint ventures, intangible assets and tangible assets 1)	6, 7	-146.5	-62.9	-196.2
Sale of investment properties	6, 7	107.9	5.0	126.8
Net cash used in investing activities		-38.6	-58.1	-595.4

Cash flow from financing activities
Proceeds from rights and share issue		-	-	602.7
Proceeds from short-term loans		648.8	339.9	1,156.2
Repayments of short-term loans		-637.8	-307.3	-1,000.4
Proceeds from long-term loans		51.2	79.0	508.1
Repayments of long-term loans		-31.2	-17.5	-660.2
Acquisition of non-controlling interests		-	0.3	-34.9
Dividends and return from the invested unrestricted equity fund	11	-63.9	-89.0	-89.2
Realized exchange rate profit/losses		8.2	-3.7	-9.7
Net cash used in financing activities		-24.7	1.6	472.8

Net change in cash and cash equivalents		-3.1	-21.1	-10.9
Cash and cash equivalents at period-start	8	27.9	34.4	34.4
Effects of exchange rate changes		-0.2	0.3	4.3
Cash and cash equivalents at period-end	8	24.6	13.6	27.9

1)	During the last quarter in 2015, Citycon reclassified the capitalised interest paid from operating activities to investing activities (EUR 1.6 million in Q1–Q2/2015 and EUR 3.4 million in 2015).

Q2/2016	22

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS

	Equity attributable to parent company shareholders						Equity attributable		Share-
MEUR	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings	to parent company shareholders	Non- controlling interest	holders’ equity, total
Balance at 1 January 2015	259.6	131.1	-7.1	841.2	-19.7	445.7	1,650.7	1.8	1,652.5
Total comprehensive profit/loss for the period			0.3		5.2	62.1	67.6	0.0	67.6
Equity return (Note 11)				-89.0			-89.0		-89.0
Share-based payments						0.2	0.2		0.2
Acquisition of non-controlling interests							-	-0.3	-0.3
Balance at 30 June 2015	259.6	131.1	-6.9	752.2	-14.5	507.9	1,629.3	1.5	1,630.9

Balance at 1 January 2016	259.6	131.1	-7.9	1,354.9	-47.9	555.7	2,245.5	0.0	2,245.5
Total comprehensive profit/loss for the period			-0.5		16.3	94.6	110.4	0.7	111.0
Dividends paid and equity return
(Note 11)				-57.8		-8.9	-66.7		-66.7
Share-based payments						0.2	0.2		0.2
Balance at 30 June 2016	259.6	131.1	-8.4	1,297.1	-31.6	641.5	2,289.3	0.7	2,290.0

Q2/2016	23

Notes to the interim condensed consolidated financial statements

1. BASIC COMPANY DATA

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Norway, Sweden and Baltics and Denmark. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 13th of July 2016.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the six month period ended on 30 June 2016 have been prepared in accordance with the same accounting policies and methods as in previous annual financial statements and in accordance with IAS 34 Interim Financial Reporting standard. The figures are unaudited.

Additional information on the accounting policies are available in Citycon’s previous annual financial statements in the accounting policies notes.

3. BUSINESS COMBINATIONS

Citycon did not acquire any businesses during the reporting period.

Citycon acquired 100% of shares in Sektor Gruppen AS, Norway’s second largest shopping centre owner and manager in July 2015. Norwegian operations were consolidated into consolidated financial statements as of 1 July 2015. Norwegian operations acquisition generated a goodwill of EUR 192.6 million (based on the exchange rates on 1 July 2015 and after purchase price adjustments). Goodwill was not impaired during 2015, but impacted by the decrease in Norwegian income tax percent and FX-change. Hence, goodwill per 31 December 2015 was EUR 171.5 million. On reporting date 30 June 2016 goodwill was EUR 175.0 million and it was impacted by FX-change. There was no need for goodwill to be impaired on the reporting date.

Information on performance of Norwegian operations is presented in the segment information section.

More detailed information on business combination and goodwill is presented in the annual financial statements 2015.

Assets acquired and liabilities assumed, purchase consideration and net cash flow from acquisition	1 July 2015
The fair values of the identifiable assets and liabilities of Sektor Gruppen as at the date of acquisition with the acquisition date exchange rate were:	Fair value of assets and liabilities recognised on acquisition
Total assets	1,555.2
Total liabilities	-1,143.0
Total identifiable net assets at fair value	412.2
Non-controlling interest	-33.3
FX-change from the fixed NOK/EUR-rate	52.2
Goodwill arising from acquisition	140.4
Purchase consideration transferred	571.5

Cash flow on acquisition:
Net cash acquired (included in the cash flows from investing activities)	35.1
Cash paid	-571.5
Net cash flow on acquisition	-536.3

Q2/2016	24

4. SEGMENT INFORMATION

Citycon’s business consists of the regional business units Finland, Norway, Sweden and Baltics and Denmark.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the gross rental income, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ and associated companies in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures and associated companies’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 4.9 million.

Citycon changed the presentation of segments during the first quarter of 2016 to better meet the segment information presented to the Board of Directors. In addition to IFRS segment results, the Board of Directors follow Kista Galleria’s financial performance separately. Therefore segment information presents both IFRS segment results and Kista Galleria (100%) result separately.

Q2/2016	25

MEUR	Q2/2016	Q2/2015%		Q1-Q2/2016	Q1-Q2/2015%		2015
Gross rental income1)
Finland	232	272	-14.7	47.7	54.2	-12.1	105.3
Norway	20.9	-	-	41.6	-	-	43.0
Sweden	11.6	12.1	-3.5	22.9	24.1	-4.8	47.8
Baltics and Denmark	6.4	7.3	-12.5	132	14.3	-7.7	27.8
Total Segments	622	46.6	33.5	125.4	92.6	35.4	223.9

Kista Galleria	8.6	8.4	2.6	17.4	16.7	4.1	34.4

Net rental income1)
Finland	22.3	252	-11.5	44.0	48.7	-9.5	96.9
Norway	18.1	-	-	36.4	-	-	36.8
Sweden	102	10.3	-0.6	18.9	19.8	-4.6	39.7
Baltics and Denmark	62	7.1	-12.3	12.6	13.8	-8.7	26.2
Other	0.1	-	-	02	-	-	-
Total Segments	57.0	42.6	33.9	1122	823	363	199.6

Kista Galleria	7.6	7.6	0.1	15.4	14.8	4.0	30.1

Direct operating profit
Finland	21.5	24.6	-12.4	42.4	47.4	-10.6	95.2
Norway	17.3	-	-	34.1	-	-	32.4
Sweden	9.5	9.4	0.1	172	18.5	-7.2	36.7
Baltics and Denmark	6.0	6.8	-12.0	12.1	13.3	-9.1	25.0
Other	-3.9	-3.3	16.1	-73	-6.8	8.3	-14.0
Total Segments	50.5	37.6	34.3	98.4	72.5	35.8	175.4

Kista Galleria	72	74	-2.1	14.7	14.1	4.1	28.4

Net fair value losses/gains on investment property
Finland -6.9	-	-14.3	-51.8	-152	-17.0	-10.5	-37.1
Norway	02	-	-	24.3	-	-	0.2
Sweden	12.9	14.6	-112	21.8	18.1	20.4	39.6
Baltics and Denmark	-1.6	1.6		02	2.0	-90.8	4.7
Total Segments	4.7	1.8	157.7	31.0	3.0	-	7.3

Kista Galleria	1.6	8.6	-82.0	4.0	17.6	-77.5	38.7

Operating profit/loss
Finland	18.0	10.3	74.7	30.7	30.4	0.9	48.6
Norway	17.5	-	-	58.3	-	-	16.6
Sweden	22.6	24.0	-5.9	39.1	36.1	8.3	68.0
Baltics and Denmark	4.5	8.4	-46.9	122	15.3	-20.5	29.7
Other	-4.0	-3.3	18.5	-7.4	-6.7	10.4	-13.9
Total Segments	58.6	39.4	48.8	132.9	75.1	76.9	148.9

Kista Galleria	8.8	16.0	-452	18.6	31.7	-41.2	67.1

1)	Citycon changed its income statement format to exclude turnover row and to reclassify maintenance rents (EUR 10.6 million in the second quarter of 2015, EUR 21.4 million in 01-02/2015 and EUR 55.4 million in 2015) from the gross rental income to service charges during the last quarter of financial year 2015.

Q2/2016	26

MEUR	30 June 2016	30 June 2015%		31 December 2015
Assets
Finland	1,707.9	1,741.9	-2.0	1,739.3
Norway	1,648.8	-	-	1,606.8
Sweden	940.8	927.9	1.4	939.6
Baltics and Denmark	340.5	354.7	-4.0	362.3
Other	90.5	117.1	-22.7	16.4
Total Segments	4,728.4	3,141.6	50.5	4,664.4

Kista Galleria	661.4	608.8	8.6	664.4

Liabilities
Finland	13.5	20.0	-32.4	11.9
Norway	15.4	-	-	12.6
Sweden	14.7	12.3	19.2	25.9
Baltics and Denmark	4.8	4.8	0.5	11.7
Other	2,390.0	1,473.6	62.2	2,356.7
Total Segments	2,438.4	1,510.7	61.4	2,418.8

Kista Galleria	28.8	132	118.1	34.9

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

5.  EARNINGS PER SHARE

		Q1-02/2016	01-02/2015%		2015
Earnings per share, basic
Profit attributable to parent company shareholders	MEUR	94.6	62.1	52.3	108.8
Issue-adjusted average number of shares')	million	890.0	636.9	39.7	755.5
Earnings per share (basic)')	EUR	0.11	0.10	9.0	0.14

Earnings per share, diluted
Profit attributable to parent company shareholders	MEUR	94.6	62.1	52.3	108.8
Issue-adjusted average number of shares')	million	890.0	636.9	39.7	755.5
Adjustment for stock options	million	6.4	2.8	129.5	3.3
Average number of shares used in the calculation of diluted earnings per share	million	896.4	639.7	40.1	758.8
Earnings per share (diluted)')	EUR	0.11	0.10	8.7	0.14

1)	Calculated with the issue-adjusted number of shares resulting from the rights issue executed in July 2015.

6. INVESTMENT PROPERTIES

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On reporting date, the first mentioned category included Porin Asema-aukio in Finland.

On 30 June 2015, the first mentioned category included IsoKristiina and Porin Asema-aukio in Finland as well as Stenungstorg Centrum in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

Q2/2016	27

30 JUNE 2016
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	106.7	3,984.9	4,091.6
Investments	9.9	65.0	74.9
Disposals	-	-242	-24.2
Capitalized interest	0.3	1.1	1.5
Fair value gains on investment property	1.8	60.0	61.8
Fair value losses on investment property	-	-30.8	-30.8
Exchange differences	-	24.9	24.9
Transfers between items	-79.4	-10.3	-89.7
At period-end	39.3	4,070.7	4,110.0

30 JUNE 2015
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	124.2	2,644.9	2,769.1
Acquisitions	-	0.6	0.6
Investments	14.8	28.8	43.6
Capitalized interest	1.1	0.4	1.6
Fair value gains on investment property	4.6	31.1	35.7
Fair value losses on investment property	-2.4	-30.3	-32.7
Exchange differences	1.3	12.4	13.7
Transfers between items	10.9	-22.9	-12.0
At period-end	154.6	2,665.0	2,819.6

31 DECEMBER 2015
MEUR	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	124.2	2,644.9	2,769.1
Acquisitions	-	1,316.1	1,316.1
Investments	20.9	114.6	135.5
Disposals	-	-97.8	-97.8
Capitalized interest	0.6	2.9	3.5
Fair value gains on investment property	4.0	73.6	77.7
Fair value losses on investment property	-	-70.3	-70.3
Exchange differences	1.5	14.1	15.6
Transfers between items	-44.6	-13.3	-57.9
At period-end	106.7	3,984.9	4,091.6

Q2/2016	28

An external professional appraiser has conducted the valuation of the company's investment properties (excluding properties acquired during the quarter) with a net rental income based cash flow analysis. Market rents, the yield requirement, the occupancy rate and operating expenses form the key variables used in the cash flow analysis. The segments' yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

YIELD REQUIREMENT AND MARKET RENTS

	Weighted average yield requirement, %			Weighted average market rents, EUR/sq.m./mth
	30 June 2016	30 June 2015	31 December 2015	30 June 2016	30 June 2015	31 December 2015
Finland	5.8	6.1	5.9	29.4	27.5	29.0
Norway	52	-	52	22.2	-	212
Sweden	5.3	5.6	54	25.6	25.1	26.1
Baltics and Denmark	6.7	7.0	6.9	20.2	20.6	20.4
Average	5.6	6.1	5.7	25.5	26.0	25.1

7.  INVESTMENT PROPERTIES HELD FOR SALE

On 30 June 2016, the Investment Properties Held for Sale comprised of one property in Norway and one residential property in Finland. Property transaction is expected to be finalised during third quarter in 2016 while residential property transactions is expected to be finalised during the next 12 months. One property portfolio in Finland was disposed during Q2 2016. On 30 June 2015 the Investment Properties Held for Sale comprised of one property and one residential property in Finland and one property in Sweden. On 31 December 2015 the Investment Properties Held for Sale comprised one residential property in Finland.

MEUR	30 June 2016	30 June 2015	2015
At period-start	1.7	7.2	7.2
Disposals	-70.0	-5.5	-63.6
Exchange differences	-	0.1	0.1
Transfers from investment properties	89.7	12.0	57.9
At period-end	21.3	13.8	1.7

8.  CASH AND CASH EQUIVALENTS

MEUR	30 June 2016	30 June 2015	31 December 2015
Cash in hand and at bank	19.9	13.6	23.4
Other bank deposits	4.7	-	4.5
Total	24.6	13.6	27.9

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists mainly of pledged cash accounts related to guarantees.

Q2/2016	29

9. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

CLASSIFICATION OF FINANCIAL INSTRUMENTS AND THEIR CARRYING AMOUNTS AND FAIR VALUES

	30 June 2016		30 June 2015		31 December 2015
MEUR	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
FINANCIAL ASSETS
Financial assets at fair value through profit and loss
Derivative financial instruments	4.1	4.1	0.2	0.2	7.7	7.7
Derivative contracts under hedge accounting
Derivative financial instruments	1.0	1.0	-	-	4.4	4.4

FINANCIAL LIABILITIES
Financial liabilities amortised at cost
Loans from financial institutions	481.7	4822	298.0	298.0	4722	472.7
Bond 1/2012	1383	138.4	1382	138.4	1382	138.4
Bond 1/2013	496.8	500.0	496.1	500.0	496.4	500.0
Bond 1/2014	344.7	350.0	344.1	350.0	344.4	350.0
Bond 1/2015	133.6	134.4	-	-	129.3	130.2
Bond 2/2015	149.6	150.5	-	-	144.8	145.8
Bond 3/2015	297.9	300.0	-	-	297.8	300.0
Financial liabilities at fair value through profit and loss
Derivative financial instruments	2.7	2.7	7.7	7.7	7.8	7.8
Derivative contracts under hedge accounting
Derivative financial instruments	8.3	8.3	39.4	39.4	5.4	5.4

10. DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2016		30 June 2015		31 December 2015
MEUR	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
INTEREST RATE DERIVATIVES
Interest rate swaps
Maturity:
less than 1 year	-	-	-	-	-	-
1-2 years	58.4	-3.2	-	-	59.9	-4.1
2-3 years	-	-	59.7	-4.8	-	-
3-4 years	-	-	-	-	-	-
4-5 years	241.9	-4.5	-	-	-	-
over 5 years	-	-	-	-	2343	0.1
Subtotal	3003	-7.8	59.7	-4.8	2942	-3.9

Cross currency swaps
Maturity:
less than 3 years	-	-	-	-	-	-
3-4 years	150.0	0.5	-	-	-	-
4-5 years	-	-	150.0	-2.6	150.0	-2.5
over 5 years	107.9	0.4	-	-	107.9	2.9
Subtotal	257.9	0.9	150.0	-2.6	257.9	0.4

FOREIGN EXCHANGE DERIVATIVES
Forward agreements
Maturity:
less than 1 year	233.9	0.9	11013	-39.5	291.8	2.4

Total	792.1	-5.9	1,311.0	-46.9	843.9	-1.1

Q2/2016	30

Derivative financial instruments are used in hedging the interest rate and foreign currency risk.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 300.3 million (59.7) and for a cross-currency swap converting EUR debt into NOK debt which have nominal amount of EUR 107.9 million. The change in fair values of these derivatives is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 1.7 million (0.0) have been recognised in Share of other comprehensive income of joint ventures and associated companies' from interest rate swaps hedging loans of Kista Galleria and Sektor Portefolje II AS.

Citycon also has currency forwards and cross-currency swaps to convert EUR debt into SEK debt. Changes in fair values of these are reported in the profit and loss statement as hedge accounting is not applied.

Furthermore, changes in fair values of interest rate caps hedging Kista Galleria's loans are recognised under Share of profit of joint ventures and associated companies’.

11. DIVIDEND AND EQUITY RETURN

Citycon's annual general meeting (AGM) decided that a dividend of EUR 0.01 per share be distributed for the financial year 2015 and that the shareholders are paid an equity repayment of EUR 0.0275 per share from the invested unrestricted equity fund. Distributed dividends were EUR 8.9 million and equity return EUR 24.5 million.

Board of Directors decided on the basis of the authorization explained in interim report sections 13. and 14. on 20 June 2016 to distribute a equity repayment of 0.0375 euros per share, a total of EUR 33.4 million. Following the equity repayment paid on 30 June 2016, there remains an authorization to distribute EUR 0.075 per share.

12. CONTINGENT LIABILITIES AND RECEIVED GUARANTEES

MEUR	30 June 2016	30 June 2015	31 December 2015
Mortgages on land and buildings	139.8	-	135.4
Bank guarantees	176.1	114.6	124.1
Capital commitments	260.7	1,699.0	2192

At period-end, Citycon had capital commitments of EUR 260.7 million (1,699.0) relating mainly to on-going (re)development projects. In addition, Citycon had received a EUR 40 million bank guarantee related to the buy out of the NCC share of the !so Omena extension.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

13. RELATED PARTY TRANSACTIONS

Citycon Group's related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, joint ventures; Board members; CEO and other Corporate Management Committee members and the company's largest shareholder Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 43.5% on 30 June 2016 (30 June 2015: 42.8%).

PURCHASES OF SERVICES

Over the period Citycon paid expenses of EUR 0.1 million to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million Q2/2015) and invoiced EUR 0.1 million expenses forward to Gazit-Globe Ltd. and its subsidiaries (EUR 0.0 million Q2/2015).

Q2/2016	31

Report on Review of Citycon Oyj's Interim

Financial Information for the period

January 1-June 30, 2016

TO THE BOARD OF DIRECTORS OF CITYCON OYJ

INTRODUCTION

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of June 30, 2016 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders' equity, condensed cash flow statement and explanatory notes for the six-month period then ended. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information has not been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

Helsinki, July13, 2016
Ernst & Young Oy
Accountant Firm

Mikko Rytilahti

Authorized Public Accountant